UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 17, 2021

ENABLE MIDSTREAM PARTNERS, LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-36413	72-1252419
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

499 West Sheridan Avenue, Suite 1500

Oklahoma City, Oklahoma 72102

(Address of principal executive offices)

(405) 525-7788

(Registrant’s Telephone Number, including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units Representing Limited Partner Interests	ENBL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On February 17, 2021, Enable Midstream Partners, LP, a Delaware limited partnership (the “Partnership”) and Energy Transfer LP, a Delaware partnership (“Energy Transfer”), issued a joint press release announcing their entry into a definitive merger agreement pursuant to which Energy Transfer will acquire the Partnership. Under the terms of the merger agreement, the Partnership’s common unitholders will receive 0.8595 of an Energy Transfer common unit in exchange for each Partnership common unit. In addition, each issued and outstanding Series A preferred unit of the Partnership will be exchanged for 0.0265 of an Energy Transfer Series G preferred unit, and Energy Transfer will make a $10 million cash payment for the limited liability company interests in the Partnership’s general partner. The full text of the press release is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the information furnished pursuant to Item 7.01 and the press release attached hereto as Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

No Offer or Solicitation

This communication relates to the transactions (the “Mergers”) between the Partnership and Energy Transfer. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Mergers or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Mergers, Energy Transfer will file with the SEC a registration statement on Form S-4, that will include a consent solicitation statement of the Partnership and a prospectus of Energy Transfer. The Mergers will be submitted to the Partnership’s unitholders for their consideration. The Partnership and Energy Transfer may also file other documents with the SEC regarding the Mergers. The definitive consent solicitation statement/prospectus will be sent to the unitholders of the Partnership. This document is not a substitute for the registration statement and consent solicitation statement/prospectus that will be filed with the SEC or any other documents that the Partnership or Energy Transfer may file with the SEC or send to unitholders of the Partnership in connection with the Mergers. INVESTORS AND SECURITY HOLDERS OF THE PARTNERSHIP AND ENERGY TRANSFER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGERS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the consent solicitation statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by the Partnership or Energy Transfer through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by the Partnership will be made available free of charge on the Partnership’s website at http://investors.enablemidstream.com/financials/sec-filings/default.aspx or by directing a request to Investor Relations, Enable Midstream Partners LP, 499 W. Sheridan Ave., Suite 1500, Oklahoma City, OK 73102, Tel. No. (405) 558-4600. Copies of documents filed with the SEC by Energy Transfer will be made available free of charge on Energy Transfer’s website at http://energytransfer.com/investor-relations or by directing a request to Investor Relations, Energy Transfer, 8111 Westchester Drive, Dallas, TX 75225 Tel. No. (214) 981-0795.

Participants in the Solicitation

The Partnership, Energy Transfer, and the directors and executive officers of their respective general partners, CenterPoint Energy, Inc. (and its affiliates) and OGE Energy Corp. (and its affiliates) and the Sponsors may be deemed to be participants in the solicitation of proxies in respect to the Mergers.

Information regarding the directors and executive officers of the Partnership’s general partner is contained in the Partnership’s 2019 Annual Report on Form 10-K filed with the SEC on February 19, 2020, certain of its Quarterly Reports on Form 10-Q and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing the Partnership’s website at http://www.enablemidstream.com. Information regarding the executive officers and directors of Energy Transfer’s general partner is contained in Energy Transfer’s 2019 Annual Report on Form 10-K filed with the SEC on February 21, 2020 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Energy Transfer’s website at http://www.energytransfer.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Mergers by reading the consent solicitation statement/prospectus regarding the Mergers when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Partnership or Energy Transfer expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Mergers, pro forma descriptions of the company and its operations following the Mergers, integration and transition plans, anticipated cost savings, tax benefits and synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Mergers, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Mergers that could reduce anticipated benefits or cause the parties to abandon the Mergers, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that unitholders of the Partnership may not approve the Mergers, the risk that the parties may not be able to satisfy the conditions to the Mergers in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Mergers, the risk that any announcements relating to the Mergers could have adverse effects on the market price of Energy Transfer’s or the Partnership’s common units, the risk that the Mergers and its announcement could have an adverse effect on the ability of the Partnership and Energy Transfer to retain and hire key personnel, on the ability of the Partnership to attract third-party customers and maintain its relationships with joint venture counterparties and on the Partnership’s operating results and businesses generally, including the ongoing COVID-19 Pandemic, the risk the pending Mergers could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the companies, which may result in the companies not operating as effectively and efficiently as expected following the Mergers, the risk that the parties may be unable to achieve the anticipated benefits or any other synergies from the Mergers or that it may take longer than expected to achieve those benefits and synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Partnership’s or Energy Transfer’s control, including those detailed in the Partnership’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http:// http://www.enablemidstream.com and on the SEC’s website at http://www.sec.gov, and those detailed in Energy Transfer’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Energy Transfer’s website at

http://www.energytransfer.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that the Partnership or Energy Transfer believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Partnership and Energy Transfer undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(d)    Exhibits

Exhibit Number	Description

99.1	Press release, dated February 17, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 17, 2021

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner

By:	/s/ J. Brent Hagy
Name:	J. Brent Hagy
Title:	Vice President, Deputy General Counsel and Secretary

Exhibit 99.1

Energy Transfer to Acquire Enable Midstream in $7 Billion All-Equity Transaction

•	All-equity, credit-accretive bolt-on acquisition

•	Complementary assets with significant integration opportunities

•	Enhances midstream infrastructure with increased connectivity throughout Mid-Continent and U.S. Gulf Coast

•	Adds investment grade credit profile and diversified asset base anchored by strong customers and fee-based contracts

•	$100 million of operational / cost synergy opportunities expected, excluding additional upside from potential financing and commercial synergies

DALLAS and OKLAHOMA CITY—(BUSINESS WIRE)—Feb. 17, 2021— Energy Transfer LP (NYSE: ET) (“ET” or “Energy Transfer”) and Enable Midstream Partners, LP (NYSE: ENBL) (“Enable”) today announced that they have entered into a definitive merger agreement whereby Energy Transfer will acquire Enable in an all-equity transaction valued at approximately $7.2 billion. Under the terms of the agreement, Enable common unitholders will receive 0.8595 ET common units for each Enable common unit, an exchange ratio that represents an at-the-market transaction, based on the 10-day volume-weighted average price of ET and Enable common units on February 12, 2021. In addition, each outstanding Enable Series A preferred unit will be exchanged for 0.0265 Series G preferred units of Energy Transfer. The transaction will include a $10 million cash payment for Enable’s general partner.

Positive Financial Impact

The transaction furthers Energy Transfer’s deleveraging efforts as it is expected to be immediately accretive to free cash flow post-distributions, have a positive impact on credit metrics and add significant fee-based cash flows from fixed-fee contracts.

The all-equity nature of the transaction allows unitholders of both partnerships to participate in the value creation potential of the combined partnership.

Complementary Assets

Energy Transfer’s acquisition of Enable will increase Energy Transfer’s footprint across multiple regions and provide increased connectivity for Energy Transfer’s natural gas and NGL transportation businesses.

Energy Transfer will significantly strengthen its NGL infrastructure by adding natural gas gathering and processing assets in the Anadarko Basin in Oklahoma and integrate high-quality assets with Energy Transfer’s existing NGL transportation and fractionation assets on the U.S. Gulf Coast. The acquisition will also provide significant gas gathering and processing assets in the Arkoma basin across Oklahoma and Arkansas, as well as the Haynesville Shale in East Texas and North Louisiana.

Enable’s transportation and storage assets enhance Energy Transfer’s access to core markets with consistent sources of demand and bolster its portfolio of customers anchored by large, investment-grade customers with firm, long-term contracts. Energy Transfer will further enhance its connectivity to the global LNG market and the growing global demand for natural gas as the world transitions to cleaner power and fuel sources.

Synergies

The combination of Energy Transfer’s significant infrastructure with Enable’s complementary assets will allow the combined company to pursue additional commercial opportunities and achieve cost savings while enhancing Energy Transfer’s ability to serve customers.

Energy Transfer expects the combined company to generate more than $100 million of annual run-rate cost and efficiency synergies, excluding potential financial and commercial synergies. Potential commercial synergies include significant incremental earnings, which may result from integrating Enable’s Anadarko gathering and processing complex with Energy Transfer’s fractionation assets on the U.S. Gulf Coast.

Timing and Conference Call Information

The transaction has been approved by the Board of Directors of ET and the Conflicts Committee and the Board of Directors of Enable. The two largest unitholders of Enable, OGE Energy Corp. (“OG&E”) and CenterPoint Energy, Inc. (“CNP”), which also control the General Partner of Enable, have entered into support agreements, pursuant to which they have agreed to vote their Enable units in favor of the merger, upon effectiveness of the S-4 Registration Statement with the SEC. These two unitholders own approximately 79.2% of Enable’s outstanding common units. The transaction is expected to close in mid-2021 and is subject to the satisfaction of customary closing conditions, including Hart Scott Rodino Act clearance. Upon closing, Enable unitholders are expected to own approximately 12 percent of Energy Transfer’s outstanding common units.

Energy Transfer will host a conference call February 17 at 4:00 p.m. Central Time / 5:00 p.m. Eastern Time to discuss this transaction along with its fourth quarter and full-year 2020 results. The conference call will be broadcast live via a webcast, which can be accessed through https://www.energytransfer.com/.

Advisors

Citi and RBC Capital Markets acted as financial advisors to Energy Transfer and Latham & Watkins LLP acted as legal counsel. Goldman Sachs & Co. LLC acted as financial advisor to Enable and Vinson & Elkins LLP acted as legal counsel. Intrepid Partners, LLC acted as financial advisor and Richards, Layton & Finger, PA acted as legal counsel to Enable’s conflicts committee.

About Energy Transfer

Energy Transfer LP (NYSE: ET) owns and operates one of the largest and most diversified portfolios of energy assets in the United States, with a strategic footprint in all of the major domestic production basins. ET is a publicly traded limited partnership with core operations that include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, NGL and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets. ET, through its ownership of Energy Transfer Operating, L.P., also owns Lake Charles LNG Company, as well as the general partner interests, the incentive distribution rights and 28.5 million common units of Sunoco LP (NYSE: SUN), and the general partner interests and 46.1 million common units of USA Compression Partners, LP (NYSE: USAC). For more information, visit the Energy Transfer LP website at https://www.energytransfer.com/.

About Enable

Enable (NYSE: ENBL) owns, operates and develops strategically located natural gas and crude oil infrastructure assets. Enable’s assets include approximately 14,000 miles of natural gas, crude oil, condensate and produced water gathering pipelines, approximately 2.6 Bcf/d of natural gas processing capacity, approximately 7,800 miles of interstate pipelines (including Southeast Supply Header, LLC of which Enable owns 50%), approximately 2,200 miles of intrastate pipelines and seven natural gas storage facilities comprising 84.5 billion cubic feet of storage capacity. For more information, visit https://www.enablemidstream.com/.

Forward-Looking Statements

This release includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Energy Transfer and Enable cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and stockholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Energy Transfer to successfully integrate Enable’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by Energy Transfer and Enable with the SEC, which are available to the public. Energy Transfer and Enable undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by Energy Transfer and Enable with the SEC, may be obtained free of charge at the SEC’s website, at https://www.sec.gov/. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of Energy Transfer at the number and address set forth below:

Energy Transfer LP

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

Enable Midstream Partners LP

499 W. Sheridan Ave., Suite 1500

Oklahoma City, OK 73102

No offer or solicitation

This communication relates to a proposed merger (the “Merger”) between Enable and Energy Transfer. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Enable, Energy Transfer, and the directors and executive officers of their respective general partners, CNP (and their affiliates), OGE (and their affiliates) may be deemed to be participants in the solicitation of proxies in respect to the Merger.

Information regarding the directors and executive officers of Enable’s general partner is contained in Enable’s 2019 Annual Report on Form 10-K filed with the SEC on February 19, 2020, and certain of its Quarterly Reports on Form 10-Q Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Enable’s website at http://www.enablemidstream.com. Information regarding the executive officers and directors of Energy Transfer’s general partner is contained in Energy Transfer’s 2019 Annual Report on Form 10-K filed with the SEC on February 21, 2020 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Energy Transfer’s website at http://www.energytransfer.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the consent solicitation statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.

Contacts

Energy Transfer LP	Enable Midstream Partners
Investors Bill Baerg, Brent Ratliff, Lyndsay Hannah (214) 981-0795 investorrelations@energytransfer.com	Investors Matt Beasley (405) 558-4600

Media Vicki Granado, Lisa Coleman (214) 840-5820 media@energytransfer.com	Media Leigh Ann Williams (405) 553-6947